News Release
AMEX, TSX Symbol: NG

NovaGold Updates Resource Estimate at its Nome Gold Deposit

August 31, 2006 – Vancouver, British Columbia – NovaGold Resources Inc. (TSX, AMEX: NG) is pleased to announce that based on an updated resource estimate for its Nome Gold deposit in Alaska, NovaGold’s Measured and Indicated Resource base for all projects now totals 21.0 million ounces of gold, 117.1 million ounces of silver and 8.5 billion pounds of copper. The Company has an additional Inferred Resource of 16.3 million ounces of gold, 66.0 million ounces of silver and 3.4 billion pounds of copper, as well as historical resources of 1.2 million ounces of gold, 32.7 million ounces of silver, 1.6 billion pounds of copper and 2.2 billion pounds of zinc.

Nome Gold Project Updated Resource Estimate

An updated independent National Instrument 43-101 (“NI 43-101”) compliant resource estimate for NovaGold’s Nome Gold alluvial project has been completed based on a 0.18 grams/cubic meter (g/m3) gold cut-off grade using holes drilled by Alaska Gold Company, a wholly-owned subsidiary of NovaGold.

Nome Gold Alluvial Resources(1)

Resource Category	Cubic Meters (Millions)	Gold 3 (g/m )	Contained Gold Ounces (Thousands)	Average Thickness (Meters)
Measured Indicated	79.1 83.8	0.32 0.28	802 763	20 22
Measured & Indicated Inferred(2)	162.9 30.6	0.30 0.27	1,565 253	21 21

Note:
(1) Mineral resources that are not mineral reserves do not have demonstrated economic viability. Resource estimates are tabulated on criteria provided within this release; 85,000 ounces contained within the reported resources may be subject to a royalty. See “Cautionary Note Concerning Resource Estimates”.
(2) Inferred Resources have a great amount of uncertainty as to their existence and whether they can be mined legally or economically. It cannot be assumed that all or any part of the Inferred Resources will ever be upgraded to a higher category.

From 1900 to 1998, production attributed to the Nome Gold alluvial deposits exceeded 4 million ounces of gold. The Nome Gold resource is based on a total of 7,249 individual drill holes covering the 6,270 hectare (15,491 acre) property, typically spaced between 30 and 60 meter intervals (100 and 200 feet). The drillholes are primarily churn holes drilled through the unconsolidated gold-bearing sand and gravel material into the underlying bedrock. Drillhole depth averages 17 meters (55.7 feet) and ranges from 1.2 to 48 meters (4 to 156 feet). Grades were interpolated into a block model to determine mineralized volume (m3) and grades (g/m3) using a 0.18 g/m3 cut-off grade that is reasonable for the alluvial operation.

The NI 43-101 compliant resource was estimated by Bruce Davis, Ph.D. FAusIMM, and Robert Sim, P.Geo., of Norwest Corporation, who are both Qualified Persons as defined by NI 43-101. An NI 43-101 compliant technical report of the resource estimate will be filed on SEDAR not less than three business days prior to the expiry of Barrick Gold Corporation’s hostile take-over bid (the “Barrick Offer”). Bruce Davis determined that the historical assays are appropriate for resource estimation by comparing primary assay documents to the electronic database, and reviewing historical reports comparing production reconciliation to churn hole assays.

Since 1999 the Company has generated a considerable portion of its revenue from sand-and-gravel aggregate sales taken from existing stockpiles of material that were the by-product of historic mining operations. NovaGold’s current business plan for the Nome Gold project envisions completing engineering studies to evaluate the viability of restarting mining operations at the property using modern mining and milling techniques.

NovaGold Updated Resource Base

NovaGold’s projects are located in the resource-rich region of Alaska and Western Canada, an area with a long history of mining, a stable political environment and a favourable investment climate that encourages resource development. NovaGold holds interests in several of the largest undeveloped gold and copper deposits in North America. Incorporating the updated Nome Gold resource estimate, NovaGold’s total resource base is as follows:

NovaGold’s Gold, Silver and Copper Resources (Net Share)(1)

Project	Resource Category	Gold (M ozs)	Silver (M ozs)	Copper (B lbs)
Donlin Creek (70%)	Measured & Indicated(1) Inferred	11.3 11.6	- -	- -
Galore Creek (100%)(2) Copper Canyon (80%)(3)	Measured & Indicated(1) Inferred Inferred	7.4 2.0 2.3	117.1 35.7 30.3	8.5 2.4 1.0
Nome Operations (100%)(4) Saddle(5)	Measured & Indicated(1) Inferred Historical	2.3 0.4 0.3	- - -	- - -
Ambler (51%)(5)(6)	Historical	0.4	32.7	1.6
Shotgun (50%)(5)	Historical	0.5	-	-
Total	Measured & Indicated(1) Inferred Historical	21.0 16.3 1.2	117.1 66.0 32.7	8.5 3.4 1.6

NovaGold Total Gold, Silver and Copper Resources (100% Basis)(1)

Project	Resource Category	Tonnes (Millions)	Gold Grade (g/t)	Silver Grade (g/t)	Copper Grade (%)
Donlin Creek	Measured & Indicated(1) Inferred	215.3 227.6	2.33 2.27	- -	- -
Galore Creek Copper Canyon	Measured & Indicated(1) Inferred Inferred	748.9 300.1 164.8	0.30 0.21 0.54	4.9 3.7 7.2	0.52 0.37 0.35
Rock Creek & Big Hurrah Saddle(5) Nome Gold	Measured & Indicated(1) Inferred Historical Measured & Indicated(1) Inferred	11.4 2.0 3.6 162.9 m3 (7) 30.6 m3 (7)	1.83 1.59 2.23 0.30 g/m3(7) 0.27 g/m3 (7)	- - - - -	- - - - -
Ambler(5)	Historical	36.3	0.70	54.9	4.00
Shotgun(5)	Historical	32.8	0.93	-	-
Notes:
(1) All resource estimates are tabulated on criteria described in this release and breakouts of Measured and Indicated Resources follow. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred Resources are in addition to Measured and Indicated Resources. Details of Measured and Indicated Resources and other NI 43-101 information is separately disclosed in the relevant property text below. Inferred Resources have a great amount of uncertainty as to their existence and whether they can be mined legally or economically. It cannot be assumed that all or any part of the Inferred Resources will ever be upgraded to a higher category. See “Cautionary Note Concerning Resource Estimates”.
(2) Subject to an earn-in agreement with a subsidiary of Rio Tinto/Hudbay Minerals.
(3) Subject to an earn-in agreement with Copper Canyon Resources Ltd.
(4) Nome Operations includes the Rock Creek, Big Hurrah and Nome Gold deposits.
(5) These estimates include historical resources that are not NI 43-101 compliant. Technical reports describing these resources can be found on SEDAR (www.sedar.com). The historical resource for the Saddle deposit was completed by the Alaska Gold Company in 2000, the historical resource for the Ambler deposit was completed by Kennecott in 1995, and the historical resource for Shotgun was completed by Qualified Persons Phil St. George and Robert Prevost, of NovaGold Resources Inc., in 1998. Although believed by NovaGold management to be relevant and reliable, these historical resources pre-date NI 43-101 and because they were not estimated in compliance with NI 43-101 procedures, they are not NI 43-101 resources. Historical resources were completed prior to the February 2001 adoption of NI 43-101 procedures. See “Cautionary Note Concerning Resource Estimates”.
(6) Subject to an earn-in agreement with Rio Tinto.
(7) Nome Gold resource is an alluvial deposit, which is reported in cubic meters rather than tonnes, and grams/cubic meter rather than grams/tonne.

Enterprise Value Comparisons

As a result of the updated Nome Gold resources, NovaGold has updated the enterprise value per ounce of resource figures provided in its Directors’ Circular filed on SEDAR (www.sedar.com) on August 14, 2006. Using the updated resources, the Barrick Offer of US$14.50 per common share of NovaGold places an enterprise value of US$32/oz of gold in Measured, Indicated and Inferred Resources, and US$58/oz of gold in Measured and Indicated Resources (enterprise value equals the aggregate equity price offered by Barrick plus debt less cash). These figures do not include any historical resources from Nome Operations, Ambler or Shotgun. By comparison, the last five comparable acquisitions of development-stage gold companies with projects from 2 to 5 years away from production and at gold prices of greater than US$500 averaged an enterprise value of approximately US$118/oz of gold in Measured, Indicated and Inferred Resources, and US$258/oz of gold in Measured and Indicated Resources.

These enterprise value calculations are disclosed solely as a metric to broadly contrast the Barrick Offer to comparable transactions in the context of NovaGold’s significant resource base. Enterprise value is not a category or measure prescribed by NI 43-101 or Canadian GAAP, and enterprise value as calculated by NovaGold may differ from calculations of enterprise value by other issuers or industry analysts. Enterprise value calculations should not be interpreted as suggesting that mineral resources have economic viability or that Inferred Resources will ever be upgraded to a higher category of resource. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred Resources are in addition to Measured and Indicated Resources. Inferred Resources have a great amount of uncertainty as to their existence and whether they can be mined economically. It cannot be assumed that all or any part of the Inferred Resources will ever be upgraded to a higher category. See “Cautionary Note Concerning Resource Estimates”.

The Donlin Creek Project

In August 2006, NovaGold re-tabulated the January 2006 resource estimate for the Donlin Creek gold deposit using a 0.76 grams per tonne (g/t) gold cut-off grade constrained within a US$500/oz gold conceptual pit model. The Donlin Creek projects hosts a Measured Resource of 1.6 million tonnes grading 2.84 g/t gold for a total metal content of 1.5 million ounces of gold, an Indicated Resource totaling 199.2 million tonnes grading 2.28 g/t gold for a total metal content of 14.6 million ounces of gold, and an additional Inferred Resource of 227.6 million tonnes grading 2.27 g/t gold for a total metal content of 16.1 million ounces of gold. The 0.76 g/t gold cut-off grade is based on an assumed 60,000 tonnes-per-day mill processing rate and a gold price of US$500/oz. The estimate is based on a 3-D geologic and mineralization model that integrates 222,000 meters (728,000 feet) of drilling completed by Placer Dome and NovaGold. This resource update does not include any new information from the 80,000-meter drill program currently underway on the project, which is designed to upgrade a significant amount of the Inferred Resource to the Measured and Indicated categories.

The most recent drill programs and sampling protocol in this estimate were managed by Placer Dome. All drill samples were analyzed by fire assay at ALS Chemex Labs in North Vancouver, B.C., Canada. Assay quality control and quality assurance standards were overseen by Placer Dome. Kevin Francis, P.Geo., Resource Manager for NovaGold, is a Qualified Person as defined by NI 43-101 and has validated the resource estimate and re-tabulation and confirmed that all procedures, protocols and methodology used in the estimation conform to industry standards. An NI 43-101 compliant technical report for the resource estimate was filed on SEDAR in January 2006.

NovaGold owns a 70% interest in the Donlin Creek deposit in a joint venture with Barrick. The deposit, located in southwestern Alaska, is one of the largest gold deposits in the world. As currently envisioned, Donlin Creek would be one of only a handful of gold mines worldwide that produce over 1 million ounces of gold per year, making it a true world-class asset.

Under the terms of the Mining Venture Agreement (“the Agreement”), Barrick has a back-in option to potentially earn an additional 40% interest (bringing its total interest to 70%) in the joint venture by expending a minimum of US$32 million on the property, completing a bankable Feasibility Study (as defined in the Agreement available at www.sedar.com) and making a board decision by November 2007 to construct a mine with an anticipated production rate of not less than 600,000 ounces of gold or gold equivalent per year for the first five years of production. NovaGold believes it will not be possible for Barrick to meet the terms and conditions of the Agreement to obtain an additional 40% interest in the Donlin Creek project.

The Galore Creek Project

As part of the ongoing Feasibility Study at NovaGold’s Galore Creek copper-gold deposit, an updated, independent, NI 43-101 compliant resource estimate using base case metals prices of US$450/oz for gold, US$7/oz for silver and US$1.25/lb for copper has been completed at a cut-off grade of 0.25% copper-equivalent, increasing the metal content of the Measured and Indicated Resources for copper, gold and silver by 26%, 23% and 57%, respectively. The Galore Creek project hosts a Measured Resource of 263.6 million tonnes grading 0.62% copper, 0.35 g/t gold and 5.9 g/t silver for a total metal content of 3.6 billion pounds of copper, 3.0 million ounces of gold and 50 million ounces of silver; an Indicated Resource of 485.3 million tonnes grading 0.46% copper, 0.28 g/t gold and 4.3 g/t silver for a total metal content of 4.9 billion pounds of copper, 4.4 million ounces of gold and 67.1 million ounces of silver; and an additional Inferred Resource of 300.1 million tonnes grading 0.37% copper, 0.21 g/t gold and 3.7 g/t silver for a total metal content of 2.4 billion pounds of copper, 2.0 million ounces of gold and 35.7 million ounces of silver.

The resource has been constrained within a conceptual pit based on metals prices approximately 50% greater than the Feasibility Study’s base case metals prices and using recent estimates of mining, geotechnical and metallurgical parameters. The updated resource estimate was based on a 3-D geologic and mineralization model that integrated all exploration work on the project, including over 187,500 meters (615,000 feet) of drilling in 772 core holes. Block model metal grades were estimated with 5-meter-long drillhole composites using ordinary kriging methods. High-grade outlier values were capped prior to compositing based on a review of probability plots.

The 2005 drill program and sampling protocol was completed with oversight by Qualified Person Scott Petsel, Senior Project Geologist for NovaGold. A rigorous quality control and quality assurance protocol was used on the project, including blank and reference samples with each batch of assays. All NovaGold drill samples were analyzed by fire assay and ICP at ALS Chemex Labs in Vancouver, B.C., Canada. Database quality control and quality assurance standards were overseen by Hatch Ltd. The resource estimate and technical report for the project was completed under the oversight of Mike Lechner, RPG, of Resource Modeling Inc., who is a Qualified Person as defined by NI 43-101. An NI 43-101 compliant technical report of the resource estimate will be filed on SEDAR not less than three business days prior to the expiry of the Barrick Offer.

At the adjacent Copper Canyon property, an Inferred Resource was tabulated at 164.8 million tonnes grading 0.35% copper, 0.54 g/t gold and 7.2 g/t silver for a total metal content of 1.3 billion pounds of copper, 2.9 million ounces of gold and 37.9 million ounces of silver using a 0.35% copper-equivalent cut-off grade. The copper-equivalent calculations use metals prices of US$375/oz for gold, US$5.50/oz for silver and US$0.90/lb for copper. The resource estimate was based on a 3-D geologic and mineralization model that integrates 6,850 meters (22,500 feet) of drilling in 21 core holes with a total of 4,749 assays. Grades for the block model were estimated using ordinary kriging procedures. Mineralization was composited on 6-meter intervals with high-grade samples capped based on lognormal probability plots. Due to the relatively widespread spacing of the drilling at Copper Canyon, all resources in this estimate were classified as Inferred. The drill program and sampling protocol was completed with oversight by Qualified Person Scott Petsel, Senior Project Geologist for NovaGold. A rigorous quality control and quality assurance protocol was used on the project, including blank and reference samples with each batch of assays. All NovaGold drill samples were analyzed by fire assay at ALS Chemex Labs in Vancouver, B.C., Canada. Database quality control and quality assurance standards were overseen by Hatch Ltd. The independent resource estimation by Hatch Ltd. was under the direction and oversight of Qualified Persons Gary Giroux and Robert Morris of Hatch Ltd., Vancouver, B.C., Canada, and is the subject of an NI 43-101 compliant technical report filed on SEDAR in February 2005.

Located in northwestern British Columbia, Galore Creek is one of the largest undeveloped copper-gold projects worldwide. As envisioned, the Galore Creek deposit would be developed by conventional open-pit mining methods at a 65,000 tonnes-per-day processing rate over a minimum 20-year mine life. The Galore Creek Feasibility Study is scheduled for completion in the second half of 2006.

NovaGold is earning a 100% interest in the Galore Creek project from subsidiaries of Rio Tinto and Hudbay Minerals. NovaGold has an option agreement with Copper Canyon Resources Ltd. on the adjoining Copper Canyon property, under which the Company is earning up to an 80% interest. NovaGold also has an option on the adjoining Grace property with Pioneer Metals Corporation (“Pioneer”), under which the Company is earning a 60% interest. The option agreement on the Grace property is the subject of litigation between NovaGold and Pioneer.

In February 2006, NovaGold entered into a comprehensive agreement with the Tahltan First Nations to support development of the Galore Creek project. The agreement demonstrates that large new mining projects such as Galore Creek can be developed with the active support of local First Nations communities if there is a long-term commitment to establish a cooperative and mutually beneficial working relationship.

The Nome Operations

The combined Indicated Resource for the Rock Creek and Big Hurrah deposits, included in NovaGold’s Nome Operations, totals 677,000 ounces of gold. In addition, an Inferred Resource has been estimated to contain 100,000 ounces of gold. The Rock Creek and Big Hurrah resource updates are based on NovaGold’s most recent 3-D geologic and mineralization block model that integrates the results of exploration to date on the project. Mineral resources at Rock Creek were estimated by AMEC E&C Services Inc. (“AMEC”) and overseen by Dr. Harry Parker, P.Geo. of AMEC. Mineral resources at Big Hurrah were estimated by Resource Modeling Inc. (“RMI”) and overseen by Mike Lechner, RPG of RMI. Both Dr. Parker and Mr. Lechner are Qualified Persons as defined by NI 43-101.

Resources at Rock Creek and Big Hurrah were tabulated at gold cut-off grades of 0.60 g/t and 1.0 g/t, respectively, based on recent estimates of mining, geotechnical and metallurgical parameters. Reported mineral resources were constrained within US$500/oz gold conceptual pits prepared by RMI. Big Hurrah’s higher cut-off grade reflects the need to transport ore to the Rock Creek mill. The Rock Creek resource is based on data from 440 core and rotary holes totaling 38,000 meters (125,000 feet). The Big Hurrah resource is based on data from 273 core and rotary holes totaling 16,900 meters (55,600 feet). NovaGold managed the most recent drill programs and sampling protocol at Rock Creek and Big Hurrah. Accuracy has been monitored by inserted standards, blanks and check assays. An NI 43-101 compliant technical report of the resource estimate will be filed on SEDAR not less than three business days prior to the expiry of the Barrick Offer.

The Saddle deposit is located 3 km (1.4 miles) south east of the Rock Creek mine and contains an historical resource of 260,000 ounces. A follow-up 5,000 meter (16,400 feet) infill drill program is planned for 2006, to be followed by an independent NI 43-101 compliant resource estimate.

The Nome Gold project is an alluvial deposit with historical production exceeding 4 million ounces of gold. The project contains a Measured Resource of 802,000 ounces of gold and an Indicated Resource of 763,000 ounces, as well as an Inferred Resource of 253,000 ounces of gold, all tabulated using a gold cut-off grade of 0.18 g/m3.

Rock Creek will be NovaGold’s first exploration project to achieve commercial operation, with gold production targeted for mid-2007. Mine construction began on August 22, 2006 upon receipt of final construction permits from the State of Alaska and Federal Regulators and approval for the start of construction by NovaGold’s Board of Directors. As described in Norwest Corporation’s Preliminary Economic Assessment, the mine is expected to produce an average of 100,000 ounces of gold per year from a conventional open-pit year-round mining operation. The project is located 12 km (7 miles) from the town of Nome, Alaska on 5,700 hectares (14,000 acres) of patented private land owned 100% by NovaGold and 8,100 hectares (20,000 acres) of land owned by the Bering Straits and Sitnasuak Native Corporations. NovaGold has a mining lease with the Bering Straits Native Corporation, the first mining lease for lode gold signed with a Native Corporation under the Alaska Native Claims Settlement Act, and a Surface Use Agreement with the Sitnasuak Native Corporation.

The Rock Creek project is accessed by state-maintained roads and benefits from the presence of nearby town-site infrastructure and power. Simple mining and processing, modest capital costs and significant resource expansion potential makes Rock Creek an ideal project for NovaGold to transition from an exploration-stage company to a gold producer. The State of Alaska recently completed construction of the Glacier Creek by-pass road, a 3-mile access route that improves access from the community of Nome to beyond the Rock Creek project area. This road upgrade benefits the Rock Creek project and supports future exploration in the Nome mining district, and was completed as part of the State of Alaska’s Roads to Resources initiative.

About NovaGold

NovaGold Resources Inc. owns a 70% interest in the Donlin Creek gold project in Alaska, one of the world’s largest gold deposits. The Company is rapidly advancing toward production at its 100%-owned Galore Creek copper-gold project in northwestern British Columbia, and expects to achieve production in mid-2007 at its 100%-owned Nome Operations in Alaska, which include Rock Creek, Big Hurrah and Nome Gold. Also in Alaska, NovaGold is earning a 51% interest as manager of the high-grade Ambler copper-zinc-silver-gold project in partnership with Rio Tinto. NovaGold is well financed with no long-term debt, and has one of the largest resource bases of any exploration or development-stage precious metals company. NovaGold trades on the TSX and AMEX under the symbol NG. More information is available online at: www.novagold.net or by e-mail at: info@novagold.net.

About Barrick’s Unsolicited Take-Over Bid for NovaGold

On August 14, 2006 NovaGold filed its Directors’ Circular and its recommendation statement in which the NovaGold Board of Directors recommended that shareholders reject the August 4, 2006 hostile offer from Barrick Gold Corporation (NYSE, TSX: ABX). The Circular describes the reasons for the Board’s recommendation that shareholders reject the Barrick Offer. Investors and shareholders are strongly advised to read the Directors’ Circular and recommendation statement, as well as any amendments and supplements to those documents, because they contain important information. Investors and shareholders may obtain a copy of the Directors’ Circular at www.sedar.com or the recommendation statement from the United States Securities and Exchange Commission at www.sec.gov. Free copies of these documents can also be obtained by directing a request to NovaGold at Suite 2300, 200 Granville Street, Vancouver, British Columbia, Canada V6C 1S4, telephone (604) 669-6227, Attn: Corporate Secretary. More information is available online at www.novagold.net or by e-mail at info@novagold.net.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and exploration results, production and cost estimates and future plans, actions, objectives and achievements of NovaGold or Barrick, are forward-looking statements. Resource estimates also are forward-looking statements as they constitute a prediction based on certain estimates and assumptions as to the mineralization that would be encountered if a deposit is developed and mined. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include fluctuations in gold, copper and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, production estimates and estimated economic return; uncertainties relating to availability and timing of permits and the need for cooperation of government agencies and native groups in the exploration and development of properties; uncertainties involved in litigation, including litigation concerning Pioneer and the Grace property; the need to obtain additional financing to develop properties; the possibility of delay in exploration or development programs and uncertainty of meeting anticipated program milestones; uncertainties arising out of Barrick’s management of the Donlin Creek property and disagreements with Barrick with respect thereto, and other risks and uncertainties disclosed under the heading “Caution Regarding Forward-Looking Statements” in NovaGold’s Directors’ Circular and under the heading “Risk Factors” and elsewhere in NovaGold’s Annual Information Form for the year ended November 30, 2005, filed with the Canadian securities regulatory authorities and NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission.

Cautionary Note Concerning Resource Estimates

This press release uses the term “resources” and NovaGold’s Directors’ Circular uses the terms “measured resources”, “indicated resources” and “inferred resources”. United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the United States Securities and Exchange Commission (the “SEC”) does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations, however, the SEC normally only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in this release may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource estimates contained in this circular have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. NI 43-101 permits an historical estimate made prior to the adoption of NI 43-101 that does not comply with NI 43-101 to be disclosed using the historical terminology if the disclosure: (a) identifies the source and date of the historical estimate; (b) comments on the relevance and reliability of the historical estimate; (c) states whether the historical estimate uses categories other than those prescribed by NI 43-101; and (d) includes any more recent estimates or data available. Resources for the Company’s Saddle and Ambler deposits used in calculations included herein are such historical estimates. Unless otherwise indicated, resource calculations reflect NovaGold’s interest in the Donlin Creek project at 70%.

Contacts

Investors:

Don MacDonald, CA
Senior Vice President & CFO
(604) 669-6227 or 1-866-669-6227

Greg Johnson
Vice President, Corporate Communications
and Strategic Development
(604) 669-6227 or 1-866-669-6227

Mike Brinn
Innisfree M&A Incorporated
(212) 750-5833	Media: John Lute Lute and Company (416) 929-5883 Matt Sherman / Jamie Moser Joele Frank, Wilkinson Brimmer Katcher (212) 355-4449